Exhibit 99.1

AMARIN ANNOUNCES COMPLETION OF THE FIRST TRANCHE OF $60
MILLION PRIVATE PLACEMENT

Appoints Four New Directors to Board

DUBLIN, Ireland, May 22, 2008 – Amarin Corporation plc (NASDAQ: AMRN) today announced that it has closed the $30 million first tranche of its previously announced $60 million private placement. The net proceeds of the first tranche, after deducting the placement agents’ fees and estimated offering expenses, will be approximately $27 million.

In conjunction with the financing, Amarin has appointed to its Board, representatives of the four largest investors in the placement. The new non-executive directors are Dr. James Healy of Sofinnova Ventures, Dr. Carl Gordon of OrbiMed Advisors LLC, Dr. Eric Aguiar of Thomas, McNerney & Partners, and Dr. Srinivas Akkaraju of Panorama Capital. Non-executive directors retiring from the Amarin Board are Mr. John Groom, Dr. Simon Kukes, Dr. Prem Lachman, Professor William Hall, and Dr. Michael Walsh.

Thomas Lynch, Chairman and Chief Executive Officer of Amarin, commented “I am pleased to welcome our new board members and look forward to working closely with them in growing our company in the future. On behalf of the Company’s directors and my colleagues at Amarin, I would also like to thank our retiring non-executive directors for their valuable contribution to Amarin over the past number of years.”

Incoming director Dr. Healy, General Partner of Sofinnova Ventures, added “We are excited to be involved with Amarin at this juncture, in what we view as a new phase in the Company's development. The combination of Amarin's experienced management team, lipid science expertise and promising pipeline make this an attractive opportunity.”

The Company is also decreasing the size of its Board from eleven members to eight members, to better reflect its stage of development. As a result, Mr. Alan Cooke and Dr. Declan Doogan have also retired from the Board. Mr. Cooke’s and Dr. Doogan’s executive roles as President and Chief Operating Officer and Head of Research and Development, respectively, are unchanged.

Following the closing of this first tranche of the financing, Amarin has 27,046,716 Ordinary Shares in issue. Cowen and Company LLC acted as the lead placement agent for the transaction, with Rodman & Renshaw LLC acting as co-placement agent.

Amarin’s Board now comprises Mr. Thomas Lynch, Chairman and Chief Executive Officer; Dr. William Mason, Lead Independent Director; Dr. John Climax; Mr. Anthony Russell-Roberts; Dr. James Healy; Dr. Carl Gordon; Dr. Eric Aguiar and Dr. Srinivas Akkaraju.

Short biographies of the new directors follow:

James Healy, M.D., Ph.D., joined Sofinnova Ventures as a General Partner in 2000.  Dr. Healy was a founding investor and board member of Cellective (acquired by MedImmune), CoTherix (acquired by Actelion), Novacea, and Intermune.  He also serves on the boards of directors of several private companies. In the pharmaceutical industry Dr. Healy held positions at Bayer Pharmaceuticals (Miles) and ISTA Pharmaceuticals prior to its initial public offering. He began his private equity career at Sanderling. Dr. Healy earned B.A.s in Molecular Biology and Scandinavian Studies from the University of California at Berkeley, where he graduated with Distinction in General Scholarship, Honors, and received a Departmental Citation. He received his M.D. from Stanford University’s School of Medicine through the Medical Scientist Training Program, and earned his Ph.D. in Immunology from Stanford University, where he was a Beckman Scholar and received a bursary award from the Novartis Foundation. Dr. Healy teaches a course on entrepreneurship at Stanford University, and is an active member of the BIO-NVCA Working Group.

Carl L. Gordon, Ph. D., CFA, is a founding General Partner and Co-Head of Private Equity of OrbiMed Advisors LLC. Dr. Gordon is active in both private equity and small-capitalization public equity investments. He was a senior biotechnology analyst at Mehta and Isaly from 1995 to 1997. He was a Fellow at The Rockefeller University from 1993 to 1995. Dr. Gordon received a Ph.D. in Molecular Biology from the Massachusetts Institute of Technology. His doctoral work involved studies of protein folding and assembly. He received a Bachelors degree from Harvard College.

Dr. Eric Aguiar is a Partner at Thomas, McNerney & Partners. He has 16 years of experience in the biopharmaceutical industry. From 2001 to 2007 he was a Managing Director at HealthCare Ventures.  Prior to joining HealthCare Ventures, he was CEO of Genovo, Inc.  Dr. Aguiar was an executive at TheraTech, a drug delivery company that was sold to Watson Pharmaceuticals in 1997.  He was a Managing Director and Vice President of Philadelphia Ventures in the mid-1990’s.  Prior board seats have included CardioKine, SkinMedica, Vaxinnate, Metaphore Pharmaceuticals, 3-D Pharmaceuticals, and ThromboSys.  He graduated from Harvard Medical School and Cornell University with honors.

Dr. Srinivas Akkaraju is a founding Managing Director of Panorama Capital and focuses primarily on life sciences investments. Previously, he was with J.P. Morgan Partners, serving as a Principal, starting in April 2001 and becoming a Partner in January 2005. From 1998 to 2001, Dr. Akkaraju was in Business and Corporate Development at Genentech, Inc., most recently as Senior Manager responsible for worldwide partnering activities, in-licensing of therapeutics, and out-licensing of development projects. In addition to his business development role, Dr. Akkaraju also served as a Project Team Leader for one of Genentech’s clinical development products. During this time, he also was a founding member of BioStreet, an online marketplace for biotech opportunities. Dr. Akkaraju holds B.A. degrees in both Biochemistry and Computer Science from Rice University and an M.D. and Ph.D. in Immunology from Stanford University School of Medicine. Dr. Akkaraju currently serves on the board of directors of Presidio

Pharmaceuticals, Itero Biopharmaceuticals, Barrier Therapeutics, Inc., Phenomix Corporation, Piramed Limited, Seattle Genetics, Inc., and Pharmos, Inc.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be the sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Amarin
Amarin is a biopharmaceutical company focused on improving the lives of patients suffering from cardiovascular and central nervous system (CNS) diseases. Amarin’s cardiovascular programs capitalize on the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin’s CNS development pipeline includes programs in myasthenia gravis, Huntington’s disease, Parkinson’s disease, epilepsy and memory. Amarin also has two proprietary technology platforms: a lipid-based technology platform for the targeted transport of molecules through the liver and/or to the brain, and a unique mRNA technology based on cholinergic neuromodulation. Amarin has its primary stock market listing in the U.S. on the NASDAQ Capital Market (“AMRN”).

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.
Anne Marie Fields +1 212 838 3777
Bruce Voss +1 310 691 7100

Media:
Powerscourt +44 (0) 207 250 1446
Rory Godson
Paul Durman

Disclosure Notice
The information contained in this document is as of May 22, 2008. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; the success of Amarin's research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; risks relating to the Company’s ability to maintain its Nasdaq listing; general changes in International Financial Reporting Standards; and growth in costs and expenses. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 19, 2008.

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